UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

New York City REIT, Inc.
(Name of Issuer)

Class A common stock, $0.01 par value per share
(Title of Class of Securities)

649439205
(CUSIP Number)

Michael R. Anderson General Counsel Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 212-415-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649439205	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Bellevue Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON AR Global Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 127,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 127,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON American Realty Capital III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 127,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 127,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON New York City Special Limited Partnership, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 127,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 127,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON New York City Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 127,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 127,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON Nicholas S. Schorsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,261,552
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,261,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON Edward M. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 9 of 12

Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 11, 2022 relating to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of New York City REIT, Inc., a Maryland corporation (the “Issuer”), as subsequently amended (the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by inserting the following information:

Bellevue Capital Partners

The following transactions were effected by Bellevue Capital Partners pursuant to the Bellevue 10b5-1 Plan from March 18, 2022 to March 31, 2022:

Trade Date	Buy/Sell	Number of Shares of Class A Common Stock	Weighted Average Price Per Share of Class A Common Stock(1)	Price Range(2)
March 18, 2022	Buy	12,500	$12.16	$11.84-$12.30
March 21, 2022	Buy	12,500	$12.67	$12.12-$12.75
March 22, 2022	Buy	12,500	$12.84	$12.58-$12.90
March 23, 2022	Buy	12,500	$12.91	$12.64-$12.99
March 24, 2022	Buy	12,500	$12.88	$12.82-$13.00
March 25, 2022	Buy	12,500	$13.00	$12.63-$13.22
March 28, 2022	Buy	12,500	$13.19	$13.07-$13.29
March 29, 2022	Buy	12,500	$13.46	$13.27-$13.69
March 30, 2022	Buy	12,500	$13.30	$12.99-$13.43
March 31, 2022	Buy	12,500	$13.69	$13.60-$13.75
April 1, 2022	Buy	12,500	$13.34	$13.05-$13.42

(1)	These shares were purchased in multiple transactions at the price ranges set forth in the column labeled “Price Range”. Bellevue Capital Partners undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.
(2)	Price ranges are inclusive. Rows marked “N/A” mean all shares were sold at the same price.

New York City Advisors

Subject to the terms and conditions of the Side Letter, on April 1, 2022, New York City Advisors received from the Issuer 38,786 shares of Class A Common Stock in lieu of approximately $500,000 of fees payable to New York City Advisors pursuant to the Advisory Agreement. These shares were issued by the Issuer pursuant to the 2020 Advisor Omnibus Incentive Compensation Plan of the Issuer.

CUSIP No. 649439205	SCHEDULE 13D	Page 10 of 12

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in Item 3 above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 13,371,810 outstanding shares of Class A Common Stock as of March 1, 2022.

CUSIP No. 649439205	SCHEDULE 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: April 4, 2022

AR GLOBAL INVESTMENTS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: April 4, 2022

AMERICAN REALTY CAPITAL III, LLC

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: April 4, 2022

NEW YORK CITY SPECIAL LIMITED PARTNERSHIP, LLC

By:	AMERICAN REALTY CAPITAL III, LLC, its sole member

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

CUSIP No. 649439205	SCHEDULE 13D	Page 12 of 12

Dated: April 4, 2022

NEW YORK CITY ADVISORS, LLC

By:	/s/ Edward M. Weil, Jr.
Name: Edward M. Weil, Jr. Title: Chief Executive Officer

Dated: April 4, 2022

NICHOLAS S. SCHORSCH

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson, as Attorney-in-Fact

Dated: April 4, 2022

EDWARD M. WEIL, JR.

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson, as Attorney-in-Fact